UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          Sterling House Corporation
                                (Name of Issuer)

                                 Common Stock
                         (Title of Class of Securities)

                                  859331 10 0
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement.
                                                                   __
1)   Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person:

     D. Ray Cook, M.D.

2)   Check the Appropriate Box if a Member of a Group
		(a)	__
		(b)	__

3)   SEC Use Only

4)   Citizenship or Place of Organization: U.S.A.

Number        (5) Sole Voting Power:        621,001
of Shares
Beneficially  (6) Shared Voting Power:         -0-
Owned by
Reporting     (7) Sole Dispositive Power:    621,001
Person
With          (8) Shared Dispositive Power:    -0-

9)   Aggregate Amount Beneficially Owned by Reporting Person: 621,001

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:   N/A

11)  Percent of Class Represented by Amount in Row 9:    12%

12)  Type of Reporting Person:    IN


Item 1.

     (a)   Name of Issuer: Sterling House Corporation

     (b)   Address of Issuer's Principal Executive Offices:

                          453 S. Webb Road, Suite 500
                          Wichita, KS 67207

Item 2.

     (a)   Name of Person Filing:   D. Ray Cook, M.D.

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     (b)   Address of Principal Business Office or, if none, Residence:

           315 N. Hillside, Suite A
           Wichita, Kansas 67214

     (c)   Citizenship: U.S.A.

     (d)   Title of Class of Securities: Common Stock

     (e)   CUSIP Number : N/A

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         N/A

Item 4.  Ownership

     (a)   Amount Beneficially Owned:     621,001

     (b)   Percent of Class:     12%

     (c)   Number of shares as to which such person has:

           (i)   sole power to vote or to direct the vote:   621,001

           (ii)  shared power to vote or to direct the vote:    -0-

           (iii) sole power to dispose or to direct the disposition of:  621,001

           (iv)  shared power to dispose or to direct the disposition of:   -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10. Certification.

         N/A






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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1997
__________________________________________
Date

/s/ D. Ray Cook, M.D.
__________________________________________
Signature

D. Ray Cook/Director
__________________________________________
Name/Title







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